February 19, 2025

Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: James Giugliano
Adam Phippen

RE: Signet Jewelers Limited
Form 10-K for the Fiscal Year Ended February 3, 2024
Filed March 21, 2024
Form 10-Q for the Quarterly Period Ended November 2, 2024
Filed December 5, 2024
File No. 001-32349

Ladies & Gentlemen:

Signet Jewelers Limited, a Bermuda-based corporation (the “Company” or “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 29, 2025 (the “Comment Letter”), with respect to the Company’s: (i) Form 10-K for the fiscal year ended February 3, 2024 (the “Form 10-K”) filed with the Commission on March 21, 2024; and (ii) Form 10-Q for the quarterly period ended November 2, 2024 (the “Form 10-Q”) filed with the Commission on December 5, 2024.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended February 3, 2024
Consolidated Statements of Operations, page 61

1.In addition to revenues earned from the sale of tangible products, we note you also earn revenues from services. Please explain your consideration of Rule 5-03(b) of Regulation S-X requiring separate presentation of sales and cost of sales from the sale of tangible products and services.

Response

We respectfully acknowledge the Staff’s comment. As the Staff notes, we earn revenues from both the sale of tangible products and services. As discussed in Item 1 of the Form 10-K (page 13), the services business is highly integrated into our retail operations. The Company’s revenues earned from services are from two primary components: 1) the jewelry repair business and 2) the sale of extended service plans on merchandise sold through our retail channels.

In evaluating the Company’s presentation and disclosures in the consolidated financial statements as it relates to the services business, we considered the guidance in Rule 5-03(b) of Regulation S-X as follows:

•We considered the thresholds noted in Section 210.5.03(b) which state “If income is derived from more than one of the sub-captions described under § 210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under § 210.5-03.2 shall be combined in the same manner.” The Company’s services revenue for the fiscal years ended January 29, 2022, January 28, 2023, and February 3, 2024 was approximately $645 million, $707 million, and $742 million, respectively, which represented 8.2%, 9.0% and 10.3%, respectively, of the Company’s consolidated revenue for those periods. The Company’s measure for cost of sales for the services business was less than 5% of consolidated cost of sales for each of the periods presented.

•While services revenue exceeded the 10% threshold for the first time for the fiscal year ended February 3, 2024, management concluded to not present this revenue and the related costs separately on the face of the consolidated statements of operations. The services revenue for all periods presented was disclosed in Note 3, Revenue Recognition (page 73) to our Form 10-K, within the disaggregated revenue tables as required under ASC 606-10-50-5. Management planned to monitor during fiscal year 2025 and if services revenue remained above the 10% threshold it would update its presentation in future filings.

•In planning for the upcoming 10-K filing for the fiscal year ended February 1, 2025, management has continued to monitor and evaluate this historical presentation, considering the continued growth of our services business. As a result of this evaluation, the Company will present services revenue separately on the face of the consolidated statements of operations for all years presented beginning with the Form 10-K for the year ended February 1, 2025.

•As noted above, the Company’s measure for cost of sales for the services business was less than 5% of consolidated cost of sales for each of the periods presented. This measure includes direct costs for labor and materials to provide the services. Under the Company’s cost structure, the retail merchandise and services businesses share a significant amount of non-allocable, fixed operating costs such as rent, utilities and depreciation. Specifically, the sale of extended service plans (which represent approximately 70% of the services revenue) is fully integrated with the sale of jewelry, and thus, the revenues and costs from the sale of extended service plans would not occur without the related sale of jewelry. Similarly, the Company’s jewelry repair business (representing the remaining portion of the services revenue) also shares the same operating costs. As such, and in consideration of § 210.5-03.2 which permits such shared costs to be included with costs of tangible goods sold, we do not believe separate presentation of the costs of services and costs of merchandise on the face of the consolidated statements of operations would provide useful information to investors, and in fact could be distortive due to the integrated nature of the businesses. Further, based on the guidance in ASU 2023-07 (Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures), the Company will disclose its measure for cost of services, in addition to merchandise costs and other cost of sales, separately within the Segment Reporting note as significant segment expenses beginning with the Form 10-K for the year ended February 1, 2025.

Form 10-Q for the Quarterly Period Ended November 2, 2024
Critical Accounting Estimates
Goodwill and intangibles, page 37

2.We note that the Diamonds Direct reporting unit estimated fair value exceeded its carrying value by 11%. Please tell us your consideration of also disclosing the carrying value of Diamonds Direct goodwill in order to provide investors with additional information that allows for an assessment of a future material impairment charge.

Response

We respectfully acknowledge the Staff’s comment. The carrying value of the Diamonds Direct goodwill was included in the Diamonds Direct purchase price allocation disclosed in Note 4, Acquisitions and divestitures (page 76), to the consolidated financial statements included in the Form 10-K. As the carrying value of the Diamonds Direct goodwill was available to investors in our most recently filed annual report on Form 10-K, we determined disclosure of the carrying value of the Diamonds Direct goodwill in the third quarter Form 10-Q, Critical Accounting Estimates, was not necessary.

The disclosures related to the acquisition of Diamonds Direct will no longer be required in the notes to the consolidated financial statements in future filings. Therefore, to the extent similar Critical Accounting Estimates disclosures are required in future filings, we intend to include the carrying value of any goodwill or indefinite-lived intangible asset, including the Diamonds Direct goodwill, determined to have risk of a future impairment charge.

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If you have questions or require additional information regarding the foregoing, please contact the undersigned at (330) 668-5653.

Very truly yours,

Signet Jewelers Limited

By:	/s/ Joan M. Hilson
Joan M. Hilson
Chief Financial and Operating Officer